Pricing Sheet dated December 18, 2015 relating to Preliminary Terms No. 713 dated December 10, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due December 21, 2018

Based on the Performance of the Common Stock of Valero Energy Corporation

Principal at Risk Securities

PRICING TERMS – December 18, 2015
Issuer:	Morgan Stanley
Underlying stock:	Valero Energy Corporation common stock
Aggregate principal amount:	$2,118,260
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	December 18, 2015
Original issue date:	December 23, 2015 (3 business days after the pricing date)
Maturity date:	December 21, 2018
Early redemption:	If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date.
Contingent quarterly coupon:

•  If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold price, we will pay a contingent quarterly coupon at an annual rate of 11.30% (corresponding to approximately $0.2825 per quarter per security) on the related contingent payment date.

•   If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold price, no contingent quarterly coupon will be paid with respect to that determination date.

Determination dates:	March 18, 2016, June 20, 2016, September 19, 2016, December 21, 2016, March 20, 2017, June 19, 2017, September 18, 2017, December 18, 2017, March 19, 2018, June 18, 2018, September 18, 2018 and December 18, 2018, subject to postponement for non-trading days and certain market disruption events. We also refer to December 18, 2018 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	• If the final share price is greater than or equal to the downside threshold price: • If the final share price is less than the downside threshold price:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date (i) the stated principal amount multiplied by (ii) the share performance factor
Share performance factor:	Final share price divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold price:	$52.523, which is equal to approximately 75% of the initial share price
Initial share price:	$70.03, which is equal to the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP:	61765U472
ISIN:	US61765U4720
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.536 per security. See “Investment Summary” in the accompanying preliminary terms
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10	$0.20(1)
		$0.05(2)	$9.75
Total	$2,118,260	$52,956.50	$2,065,303.50
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 713 dated December 10, 2015

Product Supplement for Auto-Callable Securities dated November 19, 2014          Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.